                       UNITED STATES                -------------------------
             SECURITIES AND EXCHANGE COMMISSION            OMB APPROVAL
                    WASHINGTON, D.C. 20549          -------------------------
                                                    OMB Number:  3235-0058
                        FORM 12b-25                 Expires:   May 31, 1997
                                                    Estimated average burden
                NOTIFICATION OF LATE FILING         hours per response....2.50
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                                                         SEC File Number
                                                             0-11656
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                                                           Cusip Number
                                                            95058J 10 9
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(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K _X_ Form 10-Q __ Form N-SAR

                 For Period Ended: June 30, 2000
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:_____________________________

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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

The Wendt-Bristol Health Services Corporation
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Full Name of Registrant


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Former Name if Applicable

Two Nationwide Plaza, Suite 760
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Address of Principal Executive Office (Street and Number)

Columbus, Ohio 43215
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [ ]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Attachment "A"


                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                  SEC 1344(6/94)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Sheldon A. Gold                   614                 221-6000
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                            [ ] Yes   [X] No
         Not yet filed: Form 10-K for the period ended December 31, 1999 and Form 10-Q for the period ended March 31, 2000.
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                         [ ]  Yes   [ ]No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Attachment "A"
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                 The Wendt-Bristol Health Services Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  August 15, 2000                  By /s/ Sheldon A. Gold
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                                       Principal Financial & Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION-----------------------------------
  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

                 THE WENDT-BRISTOL HEALTH SERVICES CORPORATION
                                  FORM 12b-25

                           JUNE 30, 2000 FORM 10-Q

                                 ATTACHMENT "A"


PART III-NARRATIVE


Registrant has a reduced and limited number of financial and accounting personnel. Significant priority time has been devoted in recent weeks to, among other issues, the following matters:

         (a) Preparation of the financial information to be included in the December 31, 1999 Form 10-K, as well as analyses and details necessary for the audit thereof. Such Form 10-K is in the final stages of completion and is anticipated to be filed within approximately two weeks.

         (b) Preparation of the financial information and analyses necessary for the completion of the March 31, 2000 Form 10-Q. Such Form 10-Q is anticipated to be filed within 10 days after the filing of the filing of the 1999 Form 10-K.

         (c) Medicare and Medicaid audits of the now discontinued nursing homes.

         (d) Information necessary to pursue further business affiliations and possible accounts receivable financing.

PART IV  - OTHER INFORMATION

Preparation of the current Form 10-Q (results for the quarter ended June 30, 2000) have been delayed due to the concentration of effort indicated above. An estimate of the expected loss is pending completion of the books and records and additional analyses. It is anticipated that the March 31, 2000 Form 10-Q will be filed within 10 days after the filing of the Form 10-K and the June 30, 2000 Form 10-Q will be filed within two weeks thereafter. It is therefore anticipated that all reports will be filed and the Company restored to current status in September 2000.